Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2006

                              CONVERIUM HOLDING AG
                -------------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                   ------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F __X__           Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes ____                  No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Converium Ltd conference call

Restatement and 3Q2005 results


Converium will hold a conference call for the investment community and is pleased to invite you to participate.

This call will be webcast live on the Internet, via the Company's web site, at www.converium.com. Please dial in 10 - 15 minutes before and ensure that you have Real Media PlayerTM or Windows Media PlayerTM.

The conference call will be held on Tuesday, February 28, 2006

at      9:00 a.m. Central European Time (CET)
        8:00 a.m. Greenwich Mean Time (GMT)
        3:00 a.m. Eastern Standard Time (EST)
        0:00 a.m. Pacific Standard Time (PST)

call    +41 (0)    91 610 5600 (Europe)
        +44 (0)   207 107 0611 (UK)
        +1   (1)  866 291 4166 (Toll Free USA only)
        +1        866 519 5086 (Toll Free Canada)
        +1        866 519 5087 (Toll Free Mexico)

        and quote "Converium"

During the call, the Company will provide information regarding the restatement and 3Q2005 results and you will have the opportunity to discuss 3Q2005 figures including segmental information with executive management. We do not intend to cover the restatement in management Q&A as the Company will be filing an amended Form 20-F which will contain additional information about the restatement.

For those of you unable to participate actively in this conference call, a recording will be available one hour after the event for 24 hours. The number to dial and the access code are as follows:

+44 (0)  207  108  6233  from UK
+41 (0)   91  612  4330  from Europe
+1  (1)  866  416  2558  from North America

followed by the access code 400 #

At approximately noon that day, the full webcast with Q&A is available on www.converium.com.

For any questions please call Zuzana Drozd at +41 (0)1 639 9120 or Sonja Geissler at +41 (0)1 639 9137 or send an e-mail to sonja.geissler@converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CONVERIUM HOLDING AG


                                                   By:    /s/ Inga Beale
                                                   Name:  Inga Beale
                                                   Title: CEO


                                                   By:    /s/ Christian Felderer
                                                   Name:  Christian Felderer
                                                   Title: General Legal Counsel


Date: March 1, 2006